Exhibit 99.1

News Release

NORBORD REPORTS THIRD QUARTER 2016 RESULTS; DECLARES QUARTERLY DIVIDEND

Note: Financial references in US dollars unless otherwise indicated.

Q3 2016 HIGHLIGHTS

•	Adjusted earnings of $0.67 per diluted share, a $0.72 improvement over Q3 2015

•	Adjusted EBITDA of $114 million, a more than threefold increase over Q3 2015

•	Merger synergies target of $45 million (cumulative, annualized) now fully captured

•	North Central average benchmark OSB price up 48% year-over-year

•	North American manufacturing costs decreased 3% year-to-date

•	Declared quarterly dividend of CAD $0.10 per share to shareholders of record on December 1, 2016

TORONTO, ON (October 28, 2016) – Norbord Inc. (TSX and NYSE: OSB) today reported Adjusted EBITDA of $114 million for the third quarter of 2016 versus $30 million in the third quarter of 2015 and $94 million in the second quarter of 2016. The improvement versus both comparative periods is primarily due to higher North American oriented strand board (OSB) prices. North American operations generated Adjusted EBITDA of $106 million in the quarter compared to $22 million in the same quarter last year and $85 million in the prior quarter. European operations delivered Adjusted EBITDA of $10 million compared to $11 million in both comparative quarters.

“Our financial performance continued to improve in the third quarter as North American benchmark OSB prices strengthened further,” said Peter Wijnbergen, Norbord’s President and CEO. “Norbord generated Adjusted EBITDA of $114 million, marking the seventh consecutive quarter of improvement. As we enter the seasonally slower winter building period, North American benchmark OSB prices remain well above where they were this time last year as US housing starts, particularly single-family, continue to recover and drive increasing OSB demand.”

“In Europe, our panel business delivered another $10 million of Adjusted EBITDA despite the political uncertainty following the Brexit referendum in the UK. While the devaluation of the Pound Sterling following the referendum will remain a currency translation headwind in the near term, the underlying fundamentals of our European business remain favourable. In fact, our year-to-date European EBITDA is 11% ahead of last year, and 22% ahead in Pound Sterling terms.”

“Finally, I’m pleased that we have delivered the full $45 million of annualized synergies from our merger with Ainsworth ahead of schedule. These synergies have resulted from reduced corporate overhead costs, optimization of sales and logistics, procurement savings and the sharing of operational best practices. In addition to these synergies, the merger is enabling us to avoid an estimated $35 million in capital cash outlays.”

Norbord recorded Adjusted earnings of $58 million or $0.67 per diluted share ($0.68 per basic share) in the current quarter compared to an Adjusted loss of $4 million or $0.05 per share in the same quarter last year and Adjusted earnings of $42 million or $0.49 per share in the prior quarter. Adjusted earnings/loss exclude non-recurring items and use a normalized income tax rate:

$ millions	Q3- 2016	Q2- 2016	Q3- 2015	YTD 2016	YTD 2015
Earnings (loss)	55	44	(9)	122	(69)
Adjusted for:
Merger transaction costs	—	—	—	—	8
Costs to achieve merger synergies	4	2	—	7	4
Costs related to High Level fire	—	1	—	1	—
Cost on early debt extinguishment	—	—	—	—	49
Reported income tax expense (recovery)	19	10	3	32	(33)

Adjusted pre-tax earnings (loss)	78	57	(6)	162	(41)
Income tax (expense) recovery at statutory rate	(20)	(15)	2	(42)	11

Adjusted earnings (loss)	58	42	(4)	120	(30)

Market Conditions

In North America, year-to-date US housing starts were up 4% versus the same period last year. Single-family starts, which use approximately three times more OSB than multi-family, increased by 9% and single-family permits were 8% higher. The seasonally-adjusted annualized rate was 1.05 million in September with permits at 1.23 million. The consensus forecast from US housing economists is for approximately 1.20 million starts in 2016, an 8% year-over-year improvement.

North American benchmark OSB prices increased significantly in the third quarter versus both the same quarter last year and the previous quarter as new home construction activity and OSB demand continued to improve. OSB prices continued to rise through July before leveling out in August and September. The North Central benchmark price averaged $301 per thousand square feet (Msf) (7/16-inch basis) for the quarter. The spread between the North Central and the South East and Western Canada regions (where 65% of Norbord’s operating capacity is located) increased to approximately $40 from approximately $20 in the previous quarter on the seasonal demand variations between regions. The table below summarizes benchmark OSB prices ($ per Msf, 7/16-inch basis) by region for the relevant quarters:

North American region	% of Norbord’s operating capacity	Q3-2016	Q2-2016	Q3-2015
North Central	16%	301	264	204
South East	33%	256	245	176
Western Canada	32%	265	242	158

In Europe, panel demand remains strong in the Company’s core UK and German markets but prices in US dollar terms were impacted by the significant devaluation of the Pound Sterling following the “Brexit” referendum. In local currency terms, quarter-over-quarter, average prices for OSB, particleboard and medium density fibreboard (MDF) were modestly higher in the UK while continental OSB prices were modestly lower. Year-over-year was the opposite, with average panel prices lower in the UK and OSB prices higher on the continent.

Performance

Norbord’s North American OSB shipments increased 4% year-over-year but were 2% lower quarter-over-quarter due to lower productivity. Norbord’s operating North American OSB mills produced at 95% of stated capacity (excluding the two curtailed mills in Huguley, Alabama and Val-d’Or, Quebec) compared to 92% in the same quarter last year and 96% in the prior quarter. Both shipments and capacity utilization increased year-over-year primarily due to fewer maintenance shuts and production curtailments. One of Norbord’s North American mills achieved a quarterly production record.

Norbord’s North American OSB cash production costs per unit (before mill profit share) decreased 3% year-to-date due to higher volume, lower resin and energy prices, improved raw material usages and the weaker Canadian dollar. Cash production costs increased 2% versus the prior quarter and 1% versus the same quarter last year primarily due to higher supplies and maintenance costs, with lower volume and higher resin and energy prices also having some impact quarter-over-quarter.

In Europe, Norbord’s shipments were 3% lower than the same quarter last year and 5% lower than the prior quarter. The European mills produced at 99% of stated capacity in the quarter, unchanged from the same quarter last year and compared to 104% in the prior quarter. Both shipments and capacity utilization decreased quarter-over-quarter due to lost production days following a fatality at the Cowie, Scotland mill. Two of Norbord’s European mills achieved a quarterly production record.

Norbord’s mills delivered Margin Improvement Program (MIP) gains of $10 million year-to-date from improved productivity and lower raw material use as well as merger synergies and returns on recent capital investments. MIP gains are measured relative to the prior year at constant prices and exchange rates.

As of the third quarter of 2016, Norbord has captured $45 million in cumulative (annual run rate) synergies from the merger, within 18 months of closing. Of this amount, $36 million has been realized and the remaining $9 million is expected to be realized in future quarters from synergy initiatives already executed. In addition to these synergies, the merger is enabling the Company to avoid significant capital cash outlays it would otherwise have to incur. Norbord estimates this capital cost avoidance at $35 million, which includes utilizing formerly idle assets throughout the Company. As the merger synergies target has now been fully realized, Norbord will continue to report progress on continuous improvement initiatives through MIP.

In January 2016, the Board of Directors approved a $135 million investment over the next two years to modernize and expand the Company’s Inverness, Scotland OSB mill. During the quarter, the unused second press from the Grande Prairie, Alberta mill was moved to Inverness. Norbord expects the new line to start up in the second half of 2017, with no disruption to existing production capacity in the interim.

Capital investments year-to-date were $63 million (including $19 million related to the Inverness project) compared to $43 million in the first nine months of last year. Norbord’s 2016 regular capital expenditure budget is $75 million. In addition, the Company expects to spend $45 million on the Inverness project in 2016.

Operating working capital was $156 million at quarter-end compared to $145 million at the end of the same quarter last year and $163 million at the end of the prior quarter. Working capital increased year-over-year primarily due to the impact of higher North American OSB prices on accounts receivable and the insurance receivable related to the High Level, Alberta fire. Working capital decreased quarter-over-quarter primarily due to the timing of payments and accruals as well as partial collections on the insurance receivable related to the High Level fire.

Due to improved Adjusted EBITDA this year, cash generated from operations for the first nine months of 2016 was $183 million compared with $32 million of cash consumed in the same period of 2015.

At quarter-end, Norbord had unutilized liquidity of $420 million, consisting of $74 million in cash and $346 million in unused credit lines. The Company’s tangible net worth was $848 million and net debt to total capitalization on a book basis was 45%. Both ratios remain well within bank covenants.

Norbord has $200 million senior secured notes that are due in February 2017, which the Company intends to permanently repay at maturity using cash on hand, cash generated from operations and if necessary, by drawing upon the accounts receivable securitization program.

Quebec Mill Exchange

Norbord also announced today that is has reached an agreement with Louisiana-Pacific Corporation (LP) (NYSE: LPX) to exchange OSB mills in Quebec. Norbord will swap ownership of its mill in Val-d’Or, Quebec for LP’s OSB mill in Chambord, Quebec. Both mills have been curtailed for a number of years.

Please see the separate press release dated October 28, 2016 for further details.

Dividend

The Board of Directors declared a quarterly dividend of CAD $0.10 per common share, payable on December 21, 2016 to shareholders of record on December 1, 2016.

Norbord’s dividends are declared in Canadian dollars. Registered and beneficial shareholders may opt to receive their dividends in either Canadian dollars or the US dollar equivalent. Unless they request the US dollar equivalent, shareholders will continue to receive dividends in Canadian dollars. The US dollar equivalent of the dividend will be based on the Bank of Canada noon exchange rate on the record date or, if the record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.

Registered shareholders wishing to receive the US dollar dividend equivalent should contact Norbord’s transfer agent, CST Trust Company, by phone at 1-800-387-0825 or by email at inquiries@canstockta.com. Beneficial shareholders (i.e., those holding their Norbord shares with their brokerage) should contact the broker with whom their shares are held.

Norbord’s variable dividend policy targets the payment to shareholders of a portion of free cash flow based upon the Company’s financial position, results of operations, cash flow, capital requirements and restrictions under the Company’s revolving bank lines, as well as the market outlook for the Company’s principal products and broader market and economic conditions, among other factors. The Board retains the discretion to amend the Company’s dividend policy in any manner and at any time as it may deem necessary or appropriate in the future. For these reasons, as well as others, the Board in its sole discretion can decide to increase, maintain, decrease, suspend or discontinue the payment of cash dividends in the future.

Normal Course Issuer Bid

Norbord also announced today that the Toronto Stock Exchange (TSX) has accepted its notice of intention to renew its normal course issuer bid in accordance with TSX rules. Under the bid, Norbord may purchase up to 4,280,997 of its common shares, representing 5% of the Company’s issued and outstanding common shares of 85,619,946 as of October 20, 2016, pursuant to TSX rules.

Purchases under the bid may commence on November 3, 2016, and will terminate on the earlier of November 2, 2017, the date Norbord completes its purchases pursuant to the notice of intention to make a normal course issuer bid filed with the TSX or the date of notice by Norbord of termination of the bid. Purchases will be made on the open market by Norbord through the facilities of the TSX, the New York Stock Exchange or Canadian or US alternative trading systems, if eligible, in accordance with the requirements of the TSX and applicable securities laws. The price that Norbord will pay for any such common shares will be the market price of such shares at the time of acquisition. Common shares purchased under the bid will be cancelled. Norbord’s average daily trading volume on the TSX during the last six calendar months was 156,497 common shares. Daily purchases of common shares will not exceed 39,124 subject to the Company’s ability to make “block” purchases under the rules of the TSX. Norbord did not acquire any common shares in the past 12 months.

Norbord believes that the market price of its common shares at certain times may be attractive and that the purchase of these common shares from time to time would be an appropriate use of Norbord’s funds in light of potential benefits to remaining shareholders.

From time to time, when Norbord does not possess material non-public information about itself or its securities, it may enter into an automatic purchase plan with its broker to allow for the purchase of common shares at times when Norbord ordinarily would not be active in the market due to its own internal trading blackout periods, insider trading rules or otherwise. Any such plans entered into with Norbord’s broker will be adopted in accordance with applicable Canadian securities laws.

Additional Information

Norbord’s Q3 2016 letter to shareholders, news release, management’s discussion and analysis, consolidated unaudited interim financial statements and notes to the financial statements have been filed on SEDAR (www.sedar.com), EDGAR (www.sec.gov) and are available in the investor section of the Company’s website at www.norbord.com. Shareholders may receive a hard copy of Norbord’s audited annual financial statements free of charge upon request. The Company has also made available on its website presentation materials containing certain historical and forward-looking information relating to Norbord, including materials that contain additional information about the Company’s financial results. Shareholders are encouraged to read this material.

Conference Call

Norbord will hold a conference call for analysts and institutional investors on Friday, October 28, 2016 at 11:00 a.m. ET. The call will be broadcast live over the Internet via www.norbord.com and www.newswire.ca. An accompanying presentation will be available in the “Investors/Conference Call” section of the Norbord website prior to the start of the call. A replay number will be available approximately one hour after completion of the call and will be accessible until November 26, 2016 by dialing 1-888-203-1112 or 647-436-0148. The passcode is 2666510. Audio playback and a written transcript will be available on the Norbord website.

Norbord Profile

Norbord Inc. is a leading global manufacturer of wood-based panels and the world’s largest producer of oriented strand board (OSB). In addition to OSB, Norbord manufactures particleboard, medium density fibreboard and related value-added products. Norbord has assets of approximately $1.7 billion and employs approximately 2,600 people at 17 plant locations in the United States, Canada and Europe. Norbord is a publicly traded company listed on the Toronto Stock Exchange and New York Stock Exchange under the symbol “OSB”.

-end-

Contact:

Heather Colpitts

Senior Manager, Corporate Affairs

Tel. (416) 365-0705

info@norbord.com

This news release contains forward-looking statements, as defined by applicable securities legislation, including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “believe,” “forecast,” “likely,” “support,” “target,” “consider,” “continue,” “suggest,” “intend,” “should,” “appear,” “would,” “will,” “will not,” “plan,” “can,” “may,” and other expressions which are predictions of or indicate future events, trends or prospects and which do not relate to historical matters identify forward-looking statements. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.

Although Norbord believes it has a reasonable basis for making these forward-looking statements, readers are cautioned not to place undue reliance on such forward-looking information. By its nature, forward-looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, which contribute to the possibility that the predictions, forecasts and other forward-looking statements will not occur. Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include: assumptions in connection with the economic and financial conditions in the US, Europe, Canada and globally; risks inherent to product concentration and cyclicality; effects of competition and product pricing pressures; risks inherent to customer dependence; effects of variations in the price and availability of manufacturing inputs; risks inherent to a capital intensive industry; ability to realize synergies; and other risks and factors described from time to time in filings with Canadian securities regulatory authorities.

Except as required by applicable law, Norbord does not undertake to update any forward-looking statements, whether written or oral, that may be made from time to time by, or on behalf of, the Company, whether as a result of new information, future events or otherwise, or to publicly update or revise the above list of factors affecting this information. See the “Caution Regarding Forward-Looking Information” statement in the January 27, 2016 Annual Information Form and the cautionary statement contained in the “Forward-Looking Statements” section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q3 2016 Management’s Discussion and Analysis dated October 27, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and Adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q3 2016 Management’s Discussion and Analysis dated October 27, 2016 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).

Peter Wijnbergen

President & CEO

October 28, 2016

To Our Shareholders,

I am pleased to report our best quarter in over three years, reflecting market conditions that continue to be very favourable for Norbord. Supported by consistent operating performance at our mills and strong North American OSB prices, we generated Adjusted EBITDA of $114 million and Adjusted earnings of $0.67 per diluted share during the quarter. US single family housing starts are trending toward a 10% year-over-year increase for 2016 and housing economists expect similar improvement again in 2017. We reported another solid result from our European business despite the volatility related to currency fluctuations and our Asian exports are up over last year.

Contributing to these strong results were realized benefits from last year’s merger with Ainsworth as we hit our target of $45 million in annualized synergies within just 18 months of closing the transaction. In addition to these synergies, the merger is enabling us to avoid an estimated $35 million in capital cash outlays we would otherwise incur for current and future debottlenecking and manufacturing cost reduction initiatives. I thank all our employees for their hard work as we’ve seamlessly integrated the two companies and quickly delivered on our synergies commitment.

My disappointment this quarter is our safety performance. We experienced two serious incidents that impacted everyone in our company, particularly our mill operating teams. We know that safety and operating performance go hand in hand and remain focused on achieving world-class safety performance.

Looking ahead, the fundamental dynamics in all the markets which affect our business remain positive. North American OSB demand continues to grow and OSB prices remain at levels that are 16% above this time last year, even as we move into the seasonally slower winter building period. Our European business is resilient in the face of post-“Brexit” referendum uncertainty.

With rapidly improving free cash flow, Norbord is in a solid financial position. In the near term, our capital priorities include investing in our mills and optimizing our debt profile. At our mills, our biggest priority is the Inverness, Scotland expansion which is on track for completion in record time. Regarding our balance sheet, we intend to permanently reduce debt by repaying our $200 million 2017 bonds when they come due next February. This will bring us into targeted more comfortable leverage range and take $15 million off our annual interest payments.

Finally, we also announced today an agreement with Louisiana-Pacific under which we will exchange our OSB mill in Val-d’Or, Quebec for their OSB mill in Chambord,

Quebec. Both mills have been curtailed for a number of years, and this swap will better align our portfolio of northern mills with our business strategy. The Chambord mill is 38% larger and located in the biggest timber-producing region in Quebec. While market conditions do not support an immediate restart of Chambord, the asset is in good condition and is located closer to key markets, representing a better competitive opportunity for Norbord.

As always, we thank our shareholders for their investment in and support for Norbord.

This letter includes forward-looking statements, as defined by applicable securities legislation including statements related to our strategy, projects, plans, future financial or operating performance and other statements that express management’s expectations or estimates of future performance. Often, but not always, forward-looking statements can be identified by the use of words such as “expect,” “suggest,” “support,” “believe,” “should,” “potential,” “likely,” “continue,” “forecast,” “plan,” “indicate,” “consider,” “future,” or variations of such words and phrases or statements that certain actions “may,” “could,” “must,” “would,” “might,” or “will” be undertaken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements of Norbord to be materially different from any future results, performance or achievement expressed or implied by the forward-looking statements. See the cautionary language in the Forward-Looking Statements section of the 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q3 2016 Management’s Discussion and Analysis dated October 27, 2016.

Norbord defines Adjusted EBITDA as earnings (loss) determined in accordance with International Financial Reporting Standards (IFRS) before finance costs, income taxes, depreciation and amortization, and other unusual or non-recurring items, and Adjusted earnings (loss) as earnings (loss) determined in accordance with IFRS before unusual or non-recurring items and using a normalized income tax rate. Adjusted EBITDA and Adjusted earnings (loss) are non-IFRS financial measures, do not have any standardized meaning prescribed by IFRS and are therefore unlikely to be comparable to similar measures presented by other companies. See the Non-IFRS Financial Measures section in Norbord’s 2015 Management’s Discussion and Analysis dated January 27, 2016 and Q3 2016 Management’s Discussion and Analysis dated October 27, 2016 for a quantitative reconciliation of Adjusted EBITDA and Adjusted earnings (loss) to earnings (the most directly comparable IFRS measure).

Interim Consolidated Balance Sheets

(Unaudited) (US $ millions)	Sep 24, 2016	Dec 31, 2015
Assets
Current assets
Cash	$74	$9
Accounts receivable	160	135
Tax receivable	—	2
Inventory	189	181
Prepaids	13	10

	436	337
Non-current assets
Property, plant and equipment	1,240	1,260
Intangible assets	21	18
Deferred income tax assets	5	5
Other assets	16	15

	1,282	1,298

	$1,718	$1,635

Liabilities and shareholders’ equity
Current liabilities
Accounts payable and accrued liabilities	$206	$201
Tax payable	1	2
Current portion of long-term debt	200	—

	407	203
Non-current liabilities
Long-term debt	546	745
Other long-term debt	—	30
Other liabilities	43	31
Deferred income tax liabilities	129	107

	718	913

Shareholders’ equity	593	519

	$1,718	$1,635

Interim Consolidated Statements of Earnings

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions, except per share information)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Sales	$453	$378	$1,284	$1,094
Cost of sales	(340)	(345)	(1,015)	(1,022)
General and administrative expenses	(3)	(3)	(8)	(9)
Depreciation and amortization	(23)	(22)	(68)	(65)

Operating income (loss)	87	8	193	(2)
Non-operating (expense) income:
Finance costs	(13)	(14)	(39)	(41)
Costs on early debt extinguishment	—	—	—	(25)
Foreign exchange loss on Ainsworth Notes	—	—	—	(28)
Gain on derivative financial instrument on Ainsworth Notes	—	—	—	4
Merger transaction costs	—	—	—	(8)
Severance costs related to Merger	—	—	—	(2)

Earnings (loss) before income tax	74	(6)	154	(102)
Income tax (expense) recovery	(19)	(3)	(32)	33

Earnings (loss)	$55	$(9)	$122	$(69)

Earnings (loss) per common share
Basic	$0.64	$(0.11)	$1.43	$(0.81)
Diluted	0.64	(0.11)	1.42	(0.81)

Interim Consolidated Statements of Comprehensive Income

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Earnings (loss)	$55	$(9)	$122	$(69)
Other comprehensive (loss) income, net of tax
Items that will not be reclassified to earnings:
Actuarial gain (loss) on post-employment obligation	1	—	(11)	4
Items that may be reclassified subsequently to earnings:
Foreign currency translation loss on foreign operations	(10)	(11)	(21)	(44)
Net loss on Euro cash flow hedge	—	(1)	—	—

Other comprehensive loss, net of tax	(9)	(12)	(32)	(40)

Comprehensive income (loss)	$46	$(21)	$90	$(109)

Interim Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
Share capital
Balance, beginning of period	$1,337	$1,334	$1,334	$1,331
Issue of common shares upon exercise of options and Dividend Reinvestment Plan	1	—	4	3

Balance, end of period	$1,338	$1,334	$1,338	$1,334

Merger reserve
Balance, beginning and end of period	$(96)	$(96)	$(96)	$(96)

Contributed surplus
Balance, beginning of period	$10	$10	$10	$9
Stock-based compensation	—	—	—	1

Balance, end of period	$10	$10	$10	$10

Retained deficit
Balance, beginning of period	$(505)	$(551)	$(559)	$(463)
Earnings (loss)	55	(9)	122	(69)
Common share dividends	(7)	(6)	(20)	(34)

Balance, end of period(i)	$(457)	$(566)	$(457)	$(566)

Accumulated other comprehensive loss
Balance, beginning of period	$(193)	$(150)	$(170)	$(122)
Other comprehensive loss	(9)	(12)	(32)	(40)

Balance, end of period	$(202)	$(162)	$(202)	$(162)

Shareholders’ equity	$593	$520	$593	$520

(i)	Retained deficit comprised of:

Deficit arising on cashless exercise of warrants in 2013	$(263)	$(263)
All other retained deficit	(194)	(303)

	$(457)	$(566)

Interim Consolidated Statements of Cash Flows

(Unaudited) Periods ended Sep 24 and Sep 26 (US $ millions)	Q3 2016	Q3 2015	9 mos 2016	9 mos 2015
CASH PROVIDED BY (USED FOR):
Operating activities
Earnings (loss)	$55	$(9)	$122	$(69)
Items not affecting cash:
Depreciation and amortization	23	22	68	65
Deferred income tax	19	2	29	(32)
Gain on derivative financial instrument on Ainsworth Notes	—	—	—	(4)
Foreign exchange loss on Ainsworth Notes	—	—	—	28
Other items	5	(1)	14	13

	102	14	233	1
Net change in non-cash operating working capital balances	(5)	7	(51)	(34)
Net change in tax payable (receivable)	—	2	1	1

	97	23	183	(32)

Investing activities
Investment in property, plant and equipment	(24)	(13)	(58)	(41)
Investment in intangible assets	(2)	(1)	(5)	(3)

	(26)	(14)	(63)	(44)

Financing activities
Common share dividends paid	(7)	(6)	(20)	(34)
Accounts receivable securitization (repayments) drawings, net	—	(6)	(30)	44
Issue of common shares	—	—	2	1
Issuance of debt	—	—	—	315
Debt issue costs	—	—	—	(6)
Repayment of debt	—	—	—	(315)
Premium on early debt extinguishment	—	—	—	(13)

	(7)	(12)	(48)	(8)

Foreign exchange revaluation on cash	(2)	(5)	(7)	(6)

Cash
Increase (decrease) during period	62	(8)	65	(90)
Balance, beginning of period	12	10	9	92

Balance, end of period	$74	$2	$74	$2